Consent of Independent Registered Public Accounting Firm

The Board of Directors

Metalla Royalty & Streaming Ltd.

We consent to the use of our report dated March 28, 2024 on the consolidated financial statements of Metalla Royalty & Streaming Ltd. (the "Entity") which comprise the consolidated statements of financial position as of December 31, 2023 and December 31, 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for each of the years ended December 31, 2023, and December 31, 2022, and the related notes (collectively the "consolidated financial statements") included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2023.

We also consent to the incorporation by reference of such report in the Registration Statements (No. 333-264810) on Form F-10 and Registration Statements (No. 333-234659, 333-249938, 333-265835 and 333-276265) on Form S-8 of the Entity.

//s// KPMG LLP

Chartered Professional Accountants
March 28, 2024
Vancouver, Canada